4-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
For the Month of April 2002

Pursuant to Rule 13a-16 or 15d-16 of
of Securities Exchange Act of 1934

MAGYAR TÁVKÖZLÉSI RT.

Krisztina Krt. 55, 1013 Budapest, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . . X . . . .

matáv

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF MATÁV ON APRIL 26, 2002

RESOLUTION No. 1/2002 (04 26)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 685290453 affirmative votes, 200 negative votes, and 0 abstentions.

RESOLUTION No. 2/2002 (04 26)

The General Meeting elects Dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing Mr. Manfred Ohl, representative of MagyarCom authenticator of the Minutes.

The General Meeting adopts this Resolution with 685289796 affirmative votes, 0 negative votes, and 120 abstentions.

RESOLUTION No. 3/2002 (04 26)

The General Meeting approves the agenda of the Meeting as follows:

1. ***Board of Directors Report on the management and business policy of Matáv Group, statement on the Y2001 performance and financial status of Matáv Group in compliance with the Accounting Law***
2. ***Board of Directors Report on the Company's performance in 2001, , outlining the proposal of the Supervisory Board and the Auditor***
3. ***Proposal by the Board of Directors for the use of Y2001 Net Income***
4. ***Election of Members on the Board of Directors***
5. ***Election of Members of the Supervisory Board***
6. ***Election and determination of the remuneration of the Auditor***
7. ***Decision on the implementation of the new stock option program of MATÁV Group***
8. ***Amendment to the Articles of Association of MATÁV Ltd***
9. ***Purchase of own shares***
10. ***Miscellaneous***

The General Meeting adopts this Resolution with 685289982 affirmative votes, 251 negative votes, and 300 abstentions.

RESOLUTION No. 4/2002 (04 26)

The General Meeting approves the 2001 Consolidated Annual Report of MATÁV Group prepared according to Hungarian Accounting Rules (HAR), including balance sheet total assets of HUF 1,097,937,000 thousand and balance sheet net income of HUF 91,628,000 thousand (before the deduction of HUF 34,533,000 thousand due to be disbursed for minority shareholders).

The General Meeting adopts this Resolution with 681823763 affirmative votes, 0 negative votes, and 3486989 abstentions

RESOLUTION No. 5/2002 (04 26)

The General Meeting approves the 2001 Annual Report of the Company prepared according to Hungarian Accounting Rules (HAR), including balance sheet total assets of HUF 931,406,000 thousand and balance sheet profits of HUF 41,459,000 thousand.

The General Meeting adopts this Resolution with 685310156 affirmative votes, 2 negative votes, and 250 abstentions

RESOLUTION No. 6/2002 (04 26)

The Annual General Meeting resolves to disburse HUF 11.00 dividend per each share of HUF 100 face value to the owners from the Y2001 revenues. After the deduction of HUF 11,417,028,700 to be disbursed as dividends from the after-tax profits, the Company shall allocate the remaining amount of HUF 41,458,933,656 as profit reserves.

matáv

June 3rd, 2002 shall be the first day of disbursement of dividends.

On May 15th, 2002, the Board of Directors of MATÁV Ltd. shall publish a detailed announcement on the order of the disbursement of dividends in the following newspapers: Magyar Hírlap, Népszabadság, Világgazdaság, and Magyar Tőkepiac.

The General Meeting hereby resolves that in compliance with MATÁV Ltd.'s assignment, KELER Ltd. (Budapest, VII., Asbóth u. 9-11.) shall disburse dividends claimed after the 30 days term for disbursement of dividend expires.
The General Meeting adopts this Resolution with 685310008 affirmative votes, 320 negative votes, and 0 abstentions.

RESOLUTION No. 7/2002 (04 26)
The General Meeting hereby elects Mr. Gyula Gransperger as Member of MATÁV Ltd.'s Board of Directors to exercise the rights related to the Series „B" share in MATÁV Ltd.'s Board of Directors from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 50681820888 affirmative votes, 3487975 negative votes, and 1170 abstentions.

RESOLUTION No. 8/2002 (04 26)
The General meeting hereby elects Mr. Elek Straub as Member of MATÁV Ltd.'s Board of Directors to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting passes this Resolution with 681828146 affirmative votes, 3486871 negative votes, and 251 abstentions.

RESOLUTION No. 9/2002 (04 26)
The General Meeting hereby elects Mr. Hans Albert Aukes as Member of MATÁV Ltd. 's Board of Directors to serve from this day till the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 681802562 affirmative votes, 3486871 negative votes, and 20350 abstentions.

RESOLUTION No. 10/2002 (04 26)
The General Meeting hereby elects Mr. Jan Geldmacher as Member of MATÁV Ltd.'s Board of Directors to serve from this date until the date of the annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 681819387 affirmative votes, 3486870 negative votes, and 1351 abstentions

RESOLUTION No. 11/2002 (04 27)
The General Meeting hereby elects Mr. Fridbert Gerlach as Member of MATÁV Ltd.'s Board of Directors to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 681821563 affirmative votes, 3486970 negative votes, and 1350 abstentions.

RESOLUTION No. 12/2002 (04 26)
The General Meeting hereby elects Mr. Michael Günther as Member of MATÁV Ltd.'s Board of Directors to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 681821437 affirmative votes, 1001 negative votes, and 351 abstentions.

matáv

RESOLUTION No. 13/2002 (04 27)
The General Meeting hereby elects Dr. Klaus Hartmann as Member of MATÁV Ltd.'s Board of Directors to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 678360280 affirmative votes, 1102 negative votes, and 3487[illegible]19 abstentions

RESOLUTION No. 14/2002 (04 27)
The General Meeting hereby elects Dr. Mihály Patai as Member of MATÁV Ltd.'s Board of Directors to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 638487186 affirmative votes, 3486970 negative votes, and 4333[illegible]726 abstentions.

RESOLUTION No. 15/2002 (04 26)
The General Meeting hereby elects Dr. Sándor Csányi as Member of MATÁV Ltd.'s Board of Directors to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 681820982 affirmative votes, 3488920 negative votes, and 0 abstentions.

RESOLUTION No. 16/2002 (04 26)
The General Meeting hereby elects Mr. Péter Vermes as Member of MATÁV Ltd.'s Supervisory Board to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 681825635 affirmative votes, 750 negative votes, and 3487869 abstentions.

RESOLUTION No. 17/2002 (04 26)
The General Meeting hereby elects Mr. Gellért Kadlót as Member of MATÁV Ltd.'s Supervisory Board to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 681825703 affirmative votes, 1751 negative votes, and 348[illegible]870 abstentions

RESOLUTION No. 18/2002 (04 26)
The General Meeting hereby elects Mr. Géza Böhm as Member of MATÁV Ltd.'s Supervisory Board to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 681824953 affirmative votes, 2102 negative votes, and 348[illegible]869 abstentions

RESOLUTION No. 19/2002 (04 27)
The General Meeting hereby elects Dr. Árpád Herbst as Member of MATÁV Rt.'s Supervisory Board to serve from this day until the date of the Annual General Meeting concluding the business year of 2002, and exercise the rights related to the Series „B" share.
The General Meeting adopts this Resolution with 50681819122 affirmative votes, 3494182 negative votes, and 350 abstentions.

RESOLUTION No. 20/2002 (04 26)
The General Meeting hereby elects Dr. Klaus Nitschke as Member of MATÁV Ltd.'s Supervisory Board to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.
The General Meeting adopts this Resolution with 681819494 affirmative votes, 3488619 negative votes, and 35[illegible] abstentions.

matáv

RESOLUTION No. 21/2002 (04 26)

The General Meeting hereby elects Dr. Erbil Kurt as Member of MATÁV Ltd.'s Supervisory Board to serve from this day until the date of the Annual General Meeting concluding the business year of 2000.

The General Meeting adopts this Resolution with 681819493 affirmative votes, 3487619 negative votes, and 6361 abstentions.

RESOLUTION No. 22/2002 (04 26)

The General Meeting hereby elects Dr. Ralph Rentschler as Member of MATÁV Ltd.'s Supervisory Board to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.

The General Meeting adopts this Resolution with 681819718 affirmative votes, 3487619 negative votes, and 1351 abstentions.

RESOLUTION No. 23/2002 (04 26)

The General Meeting hereby elects Mr. Joachim Kregel as Member of MATÁV Ltd.'s Supervisory Board to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.

The General Meeting adopts this Resolution with 681819417 affirmative votes, 3487620 negative votes, and 6712 abstentions.

RESOLUTION No. 24/2002 (04 26)

The General Meeting hereby elects Dr. László Pap as Member of MATÁV Ltd.'s Supervisory Board to serve from this day until the date of the Annual General Meeting concluding the business year of 2002.

The General Meeting adopts this Resolution with 681825330 affirmative votes, 3488619 negative votes, and 0 abstentions.

RESOLUTION No. 25/2002 (04 26)

The General Meeting hereby elects PricewaterhouseCoopers Kft. (1077 Budapest, Wesselényi str. 16, registry number: 001464) as the Auditor of MATÁV Rt. until the date of the Annual General Meeting concluding the business year of 2003. The General Meeting endorses to pay an HUF 90,000,000 (+ 5% on expenses) + ÁFA / year as a recompensation for auditing Matáv Rt. and Matáv Group according to the Hungarian (HAR) and international (IAS) accounting rules.

The General Meeting adopts this Resolution with 681819224 affirmative votes, 3487819 negative votes, and 653[illegible] abstentions.

RESOLUTION No. 26/2002 (04 26)

The General Meeting hereby elects Ms. Szilvia Szabados to be the responsible person for auditing MATÁV Rt. (chamber registry number: 005314, mother's name: Terézia Bukó, address: 1013 Budapest, Amfiteátrum str. 25. VI./53).

The General Meeting decides that if Ms. Szilvia Szabados is prevented due to any reasons Ms. Mónika Szeberényi Kozma (chamber registry number: 005430, mother's name: Mária Pintér, address: Budapest, Budafoki str. 16-18) replaces her in the said position.

The General Meeting adopts this Resolution with 681819704 affirmative votes, 3487819 negative votes, and 1351 abstentions.

RESOLUTION No. 27/2002 (04 26)

The General Meeting approves the implementation of the executive stock option program with the submitted parameters.

The General Meeting adopts this Resolution with 624989346 affirmative votes, 6623 negative votes, and 100[illegible] abstentions.

•matáv

RESOLUTION No. 28/2002 (04 26)
The Board of Directors approves the amendements of the Articles of Associations according to the Annex.
The General Meeting adopts this Resolution with 668324260 affirmative votes, 951 negative votes, and 1001 abstentions.

RESOLUTION No. 29/2002 (04 26)
The General Meeting hereby authorizes the Board of Directors until further notice to purchase 17 M pieces of registered shares with a nominal value of 100 HUF each from the assets of the Company above its registered capital as own shares. The aggregated amount of the shares to be acquired shall be less than 1,7% of the registered capital of the Company. The price paid for each share shall not exceed the issue price of the given share increased with the cost of the transaction broken down to one share.
Only such shares can be purchased as own shares the issue value of which has been paid for by the person obliged thereto.
No voting right can be excercised on the basis of holding own shares and they shall be alienated within one year.
The General Meeting adopts this Resolution with 681820579 affirmative votes, 5563 negative votes, and 1001 abstentions.

matáv

ANNEX TO RESOLUTION No. 27/2002 (IV.26)

On 26th March 2002, Matáv has published that one of the agenda items on the General Assembly to be held on 26th April 2002 is the introduction of a new share option program. The Matáv Management Comitee has accepted the financing structure of the management share option program.

The Matáv long-term management share option program that has started 1st July 1998, is to expire 30th June 2002. therefore it is necessary to start a new program. The new share option program which is due to start in June/July 2002 does not effect the other, presently live incentivisation structures and their conditions . In the program, approximately 320 top and middle managers, who, according to their grade within the organisation will receive a certain number of options. The options will be issued annually, in three tranches in three consecutive years. In the three issues, options will be issued to management, altogether for 17 million shares. Each option will have an expiry of 5 years. The issued options cannot be exercised in the first year dating from the issue, thereafter starting in June/July1/3 of the options become exercisable, another 1/3-1/3 become exercisable in June/July in the third and the fourth years, respectively. The exercise (strike) price will be the lower of either the prevailing market price at the issue of the program or the monthly weighted average price + at least a 10% premium, together with the inflation impact.

Matáv will issue the shares necessary for the share option program (in total 17 million new shares) in three steps (2002/2003/2004) simultaneously with the issue of the options in the form of a private placement to a third party at the prevailing market price or at the most at a 10% premium to the market price. During the 3-year peroid; 4.9 million shares in 2002, 5.6 million shares in 2003 and 6.5 million shares in 2004 will be issued. Matáv will use the proceeds from the sale of the shares to buy the same amount of shares as the total number of newly issued shares from the involved third party at the same price, or a slightly adjusted price to include the third party's transaction cost. Matáv will keep these shares as Treasury shares until they are used through the exercising of options. Upon exercising their options, employees will receive the shares, whereas the shares not used until the end of the program will be cancelled by Matáv.

The program is structured - both from the operative and the financing side – so that it will not effect the US GAAP/IAS P/L accounts. The share number during the years of the program will increase by maximum 17 million shares, which assuming a given earnings figure will give a maximum EPS dilution of 1.61%.

Form 6-K
Extraordinary announcement
Subject: Resolutions of the Annual General Meeting of Matav

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TÁVKÖZLÉSI RT.
(Registrant)

Date: April 29, 2002

matáv Investor Relations Department

Szabolcs Czenthe
Head of Investor Relations Department